Exhibit 1.5

North America Media Relations
China Media Relations Ida Ho China.com Inc. 852.2237.7181 ida.ho@hk.china.com	Jennifer Buchhalter Articulate Communications Inc. (617) 451-7788, ext. 16, jbuchhalter@articulatepr.com Rapid Response Team Waggener Edstrom Worldwide (503) 443-7070 rrt@waggeneredstrom.com

Microsoft and CDC Software Form Alliance to Provide Enterprise Applications as On-Site Deployments and via Software as a Service

Relationship offers customers in China integrated CRM and SaaS solutions.

ATLANTA, REDMOND, Wash., BEIJING — May 23, 2006 — CDC Software, a wholly owned subsidiary of CDC Corp. (Nasdaq “CHINA”) and provider of enterprise resource planning (ERP), customer relationship management (CRM) and supply chain management (SCM) software applications, today announced a strategic alliance with Microsoft Corp. (Nasdaq “MSFT”) to develop, market and deliver CRM enterprise applications to customers in China. These applications will be designed as on-site and on-demand deployments via the software-as-a-service (SaaS) model. In a multiphased approach, the alliance agreement also includes plans to explore opportunities to integrate Windows Live™ Services and MSN® with CDC Corp.’s China.com portal.

“This agreement with Microsoft highlights the compelling value of our Microsoft-centric applications and our unique position as a leading provider of enterprise applications and online services in China,” said Peter Yip, chief executive officer for CDC Corp. and executive chairman for CDC Software.

As part of the first phase of the agreement, the companies will offer the Microsoft Dynamics™ CRM platform together with the CDC Software c360 CRM add-ons as on-site applications in China. CDC Software’s c360 CRM add-on products and development tools for the Microsoft Dynamics CRM platform have been delivered to more than 1,000 customers worldwide in more than eight languages through a network of more that 450 channel partners.

“China represents a strategic growth opportunity for our CRM business,” said Brad Wilson, general manager for Microsoft Dynamics CRM at Microsoft. “Our alliance with CDC Software will enable us to leverage its popular c360 CRM add-on products, its deep knowledge of Chinese markets and channels, and its nationwide infrastructure to accelerate delivery of innovative products and services to this important high-growth market.”

The second phase of the agreement includes plans for the companies to develop and deliver Microsoft Dynamics CRM applications as hosted, on-demand services in China. The SaaS CRM offerings, planned for December 2006, will leverage the broad infrastructure established throughout China by CDC Software’s sister division, China.com, a leading Internet services and online game company. The China.com network, which took over five years to build, is established nationwide in 30 provinces and four municipalities, includes servers in all major Chinese cities and serves more than 5 million unique visitors each day. The China.com network currently supports the company’s widely used online games, thriving portal business and hosting services for more than 1,700 enterprises in China.

“With the growing demand among enterprise and midmarket customers for SaaS solutions, the introduction of Microsoft Dynamics CRM applications as hosted services will provide these customers with rapid implementation, decreased application downtime, and overall cost savings,” said Robert Bernard, general manager of the Global ISV group at Microsoft. “We are pleased to work with CDC Software to further integrate our technology and extend the value of the Microsoft® platform to our CRM customers in China and abroad.”

“The c360 CRM add-on applications have proven to be very successful in North America and around the globe,” Yip said. “We are bullish on the opportunity to work with Microsoft as its Microsoft CRM strategy expands in China.”

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

The industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corp. (NASDAQ: CHINA). For more information, please visit the www.cdcsoftware.com.

About CDC Corp.
CDC Corp. (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corp., please visit the website: www.cdccorporation.net.

About Microsoft
Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

###

Microsoft, Windows Live, MSN and Microsoft Dynamics are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.
The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

CDC Software Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the results of the strategic alliance with Microsoft Corporation to develop, market and deliver CRM enterprise applications to customers in China, the ability to offer the Microsoft Dynamics CRM platform together with our c360 CRM add-ons as on-premise applications in China and the ability to successfully develop and deliver Microsoft Dynamics CRM applications as hosted, on-demand services in China. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: market demand for Microsoft Dynamics CRM platform and c360 CRM add-ons in the China market; the ability to successfully develop the CRM applications as a software-as-a-service offering; the ability to use the China.com infrastructure to deliver software-as-a-service offerings in China; and development of competing products with enhanced functionalities which would better serve the CRM or software-as-a-service markets in China. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.